SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2010

BAYTEX ENERGY TRUST
(Translation of registrant’s name into English)

2200, 205 – 5TH AVENUE S.W.
CALGARY, ALBERTA, CANADA
T2P 2V7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   g             Form 40-F   s

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes   g                       No  s

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

The following documents attached as exhibits hereto are incorporated by reference herein:

Exhibit No.	Document
99.1	BAYTEX ENERGY TRUST ANNOUNCES UPDATED CORPORATE PRESENTATION AND PARTICIPATION IN SCOTIA CAPITAL EUROPEAN ENERGY TOUR 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYTEX ENERGY TRUST
	(Registrant) By:	Baytex Energy Ltd.
Date: June 21, 2010	By:	/s/ W. Derek Aylesworth
Name: W. Derek Aylesworth
Title: Chief Financial Officer